Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Caleres, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.  The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the New York Business Corporation Law (the “NYBCL”) and our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation and our Bylaws and the applicable provisions of the NYBCL for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock”).

Common Stock

The outstanding shares of our Common Stock are fully paid and nonassessable (except to the extent provided in Section 630 of the NYBCL). The Common Stock is traded on the New York Stock Exchange under the trading symbol “CAL.”

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Other Rights

Holders of Common Stock do not have preemptive rights and there are no conversion rights or redemption or sinking fund provisions for the Common Stock.

Preferred Stock

The rights, preferences and privileges of the Preferred Stock may be greater than the rights of our Common Stock.  The Board of Directors has the authority, without action by our shareholders, to designate the rights, preferences and privileges of the Preferred Stock, which may include:

●	Dividend rights, including the annual dividend rate, and whether dividends are cumulative or non-cumulative;

●	Redemption rights;

●	Voluntary or involuntary liquidation rights; and

●

Voting power for each series and the terms and conditions under which the voting power may be exercised, provided that the shares of all series having voting power shall not have more than one vote each.

Rights Upon Liquidation, Dissolution or Winding Up

In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment will be made to the holders of the Common Stock, the holders of each series of the Preferred Stock will be entitled to be paid in cash the applicable liquidation price per share, fixed at the time of the original authorization, and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid cumulative dividends. After payment has been made to holders of the Preferred Stock, the remaining assets and funds of the Company will be distributed among the holders of the Common Stock.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and the NYBCL

Certain provisions of our Certificate of Incorporation and Bylaws and the NYBCL may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for the Company to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control of the Company. These provisions include:

Cumulative Voting

Our Common Stock does not have cumulative voting rights. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our Common Stock to elect any directors to our Board of Directors.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms and directors may be removed by shareholders only for cause. As a result, approximately one-third of the Board of Directors is elected each year, which has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the Board of Directors. These provisions may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Special Meeting of Shareholders

Our Bylaws provide that special meetings of our shareholders may be called only by a majority of our directors, the Chairman of our Board of Directors or our chief executive officer.

Advance Notice Requirements for Shareholder Proposals and Directors Nominations

Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that less than 100 days’ notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from nominating directors at an annual meeting of shareholders.

Authorized But Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Section 912 of the NYBCL

The Company  is subject to Section 912 of the New York Business Corporation Law. Accordingly, the Company may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any “interested shareholder” for a period of five years from the date that the interested shareholder first became an interested shareholder unless certain conditions are met. An “interested shareholder” is any person that is the beneficial owner of 20% or more of the outstanding voting stock of the Company or is an affiliate or associate of the Company that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock of the Company.